

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2017

<u>Via E-Mail</u>

Andrew Hulsh
Pepper Hamilton LLP
The New York Times Building
620 Eight Avenue
New York, New York 10018-1405

> **Re:** **Sito Mobile Ltd.**
> **PRRN14A filed on April 28, 2017**
> **Filed by Stephen D. Baksa, Thomas Candelaria** *et al*
> **File No. 1-37535**

Dear Mr. Hulsh:

We have the following comment on the filing listed above:

<u>General</u>

1. We note the new disclosure added in response to comment 1 in our letter dated April 27, 2017. We also note that today, TAR Holdings and Ms. Karen Singer filed a Schedule 13D/A attaching as an exhibit a letter from TAR Holdings to Sito Mobil, also of today's date. The letter from TAR's counsel requests (among other things) that SITO Mobile waive the provision of DGCL Section 203 that would prohibit an existing stockholder and its affiliates (such as Evolve) from acquiring more than 15% of the Company. While we note your statement that "to [your] knowledge, no such future cooperation between the Company and Evolve has been agreed upon or is currently being considered by Mr. Baksa, Mr. Candelaria, the Nominees or the Company," we also note that you reserve the possibility that such a transaction could occur in future if deemed to be in the best interests of the Company. In light of this fact, update your consent solicitation statement to reflect the filing and letter by Ms. Singer and TAR Holdings today and to note the implications with respect to the interests of you and your Nominees in this solicitation of what TAR is requesting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Kevin Manz, Esq. (via email)